SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Consent solicitation relating to PIFCo 9.125% notes due 2013, 7.75% notes due 2014 and 8.375% notes due 2018

Rio de Janeiro, March 11th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that its wholly owned subsidiary Petrobras International Finance Company (the “Company” or “PifCo”), a company incorporated with limited liability under the laws of the Cayman Islands, today announced that it is soliciting consents, upon the terms and subject to the conditions set forth in the consent solicitation statement (as it may be amended and supplemented from time to time, the “Consent Solicitation Statement”) and in the accompanying letter of consent (the “Letter of Consent”), to certain amendments (the “Proposed Amendments”) to the Indenture, dated as of July 19, 2002, (as amended as of the date hereof, the “Indenture”), between the Company, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), as guarantor, and The Bank of New York Mellon (as successor to JPMorgan Chase Bank) (the “Trustee”), as trustee, pursuant to which the 9.125% Notes due 2013 (CUSIP No. 71645WAG6/ISIN US71645WAG69) (“the 2013 Notes”), the 7.75% Notes due 2014 (CUSIP No. 71645WAJ0/ISIN US71645WAJ09) (the “2014 Notes”) and the 8.375% Notes due 2018 (CUSIP No. 71645WAH4/ISIN US71645WAH43) (the “2018 Notes” and, together with the 2013 Notes and the 2014 Notes, the “Notes”) were issued. The Consent Solicitation Statement is being furnished by the Company to holders of the Notes (the “Holders”) as of the close of business on March 8, 2013 (the “Record Date”) in connection with the consent solicitation contemplated by the Consent Solicitation Statement and the Letter of Consent (the “Consent Solicitation”).

The Consent Solicitation will expire at 5:00 p.m., New York City time, on March 22, 2013 unless earlierterminated or extended by the Company (such time and date, as they may be extended, the “ExpirationTime”). Holders who desire to be eligible to receive the Consent Payment (as defined below) must validlyconsent to the Proposed Amendments prior to the Expiration Time. Consents may be revoked at anytime prior to the earlier of the time at which PifCo, Petrobras and the Trustee execute the Supplemental Indenture(s) (“Effective Time”) and the Expiration Time. Consents delivered after the Effective Time but prior to the Expiration Time will be irrevocable. The Company’s obligation to pay the Consent Payment is subject to a number of conditions described in the Consent Solicitation Statement.

The Company is soliciting consents to the Proposed Amendments that would modify the existing merger covenant of the Indenture to eliminate the requirement that any successor entity to PifCo, as a result of a merger, consolidation or similar transaction, be a company incorporated in the Cayman Islands. The foregoing description of the Proposed Amendments does not purport to be complete, and is qualified in its entirety by the description of the proposed amendments included in the Consent Solicitation Statement. The Proposed Amendments constitute a single proposal to which consenting Holders must consent in its entirety.

Petrobras is conducting the Consent Solicitation because it has determined that it is more efficient, from a tax perspective, to re-domicile PifCo to a jurisdiction outside the Cayman Islands. Petrobras guarantees, and will continue to guarantee, all of PifCo’s debt obligations through full and unconditional guarantees of payment.

If valid consents from the Holders of a majority of the principal amount with respect to any series or all series of Notes outstanding (the “Requisite Consents”) are received by the Company either on or prior to the Expiration Time, the Proposed Amendments may be effected through one or more supplemental indentures (the “Supplemental Indentures”) executed by the Company, Petrobras and the Trustee either prior to or promptly after the Expiration Time.

Per the terms and subject to the conditions of the Consent Solicitation, if the Company receives the

Requisite Consents, the Company will pay to The Depository Trust Company or the Tabulation Agent (as defined below) the aggregate Consent Payment due to each Holder who has validly delivered and not validly revoked a Consent prior to the Expiration Time. The Consent Payment will be U.S.$1.25 for each U.S.$1,000 in principal amount of Notes with respect to which a Consent has been validly delivered prior to the Expiration Time (the “Consent Payment”). Other than the Consent Payment, Holders will receive no consideration for granting any consent solicited pursuant to the Consent Solicitation Statement. In the event that the Consent Solicitation is withdrawn or otherwise not completed, or all conditions to any of the Consent Solicitations have not been met or waived, the Consent Payment will not be paid or become payable to the Holders who have validly delivered consents in connection with such Consent Solicitation.

The Company has engaged J.P. Morgan Securities LLC (“J.P. Morgan”) to act as the Solicitation Agent(the “Solicitation Agent”) for the Consent Solicitations and Global Bondholder Services Corporation to act as the Tabulation Agent and the Information Agent for the Consent Solicitations. Any questions or requests for assistance regarding the Consent Solicitations may be directed to J.P. Morgan at (866) 846-2874 (toll-free) or (212) 834-2052 (collect). Requests for additional copies of the Consent Solicitation Statement, the Letter of Consent and related documents may be directed to Global Bondholder Services Corporation at (866) 736-2200 (toll-free).

This press release is for informational purposes only and is not a solicitation of consents. The Consent Solicitations are only being made pursuant to the Consent Solicitation Statement and the related Letter of Consent. The Consent Solicitations are not being made to Holders of Notes in any jurisdiction in which we are aware that the making of the Consent Solicitation or the acceptance of Consents would not be in compliance with the laws of such jurisdiction. The Consent Solicitations are being made only to specified eligible Holders of Notes, as set forth in the Consent Solicitation Statement. In any jurisdiction in which the securities laws or blue sky laws require the Consent Solicitations to be made by a licensed broker or dealer, the respective Consent Solicitation will be deemed to be made on our behalf by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About the Company

PifCo is a wholly-owned finance subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability.  PifCo was originally incorporated in order to facilitate and finance the import of crude oil and oil products by Petrobras into Brazil. Since September 30, 2011, PifCo no longer engages in the sale and purchase of crude oil and oil products to and from Petrobras, third parties and related parties.  PifCo is a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations through the issuance of debt securities in the international capital markets, among other means.  Petrobras guarantees, and will continue to guarantee, all of PifCo’s debt obligations through full and unconditional guarantees of payment.

PifCo’s principal executive office is located at 190 Elgin Avenue, George Town, Grand Cayman, KYI-9005, Cayman Islands, and its telephone number is (55-21) 3487-2375.

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil.  For the year ended December 31, 2012, Petrobras had sales revenues of U.S.$144.1 billion, gross profit of U.S.$ 36.6 billion and net income attributable to Petrobras’ shareholders of U.S.$ 10.9 billion.

Forward-Looking Statements

This press release contains statements about future events that are subject to different risks and uncertainties; it is important to note that past results do not assure or guarantee the behavior of future results. There are a significant number of factors that may cause real results to materially differ from plans, objectives, expectations, estimations and intentions expressed, such as declarations about futureevents. The Company does not assume any obligation to update any of the declarations as a result of new information, future actions or other related events.

Investor Relations Contact:

Investor Relations Department

Petróleo Brasileiro S.A.-Petrobras

Avenida República do Chile, 65 — 10th Floor

20031-912 — Rio de Janeiro — RJ, Brazil

Telephone: (55-21) 3224-1510/3224-9947

Email: petroinvest@petrobras.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.